Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

AuthenTec, Inc.

Commission File No. 001-33552

FOR IMMEDIATE RELEASE

UPEK, INC. ASKS KEY BUSINESS QUESTIONS IMPORTANT TO STOCKHOLDERS THAT MUST BE

ADDRESSED BY AUTHENTEC MANAGEMENT

Has AuthenTec lost significant business from two large customers,

but reported only one such loss?

When will AuthenTec return to profitability?

EMERYVILLE, CALIFORNIA, February 18, 2010 — UPEK, Inc., a stockholder of AuthenTec, Inc. (NASDAQ:AUTH), is publicly asking AuthenTec management to comment specifically about the business on today’s earnings call and answer key questions as to whether design losses and other potential impacts have occurred to its business.

On September 7, 2008, AuthenTec announced: “AuthenTec has been notified by a significant PC customer that it does not presently plan to use AuthenTec’s fingerprint sensors in its next design cycle in late 2009.” It appears that the news of this business loss resulted in a significant reduction in AuthenTec’s stock price, from which there has been little improvement in over 17 months since that announcement. As an industry participant, UPEK believes that AuthenTec has additionally lost the majority of the business from a second significant PC customer, primarily because UPEK is, and has been, the beneficiary of this business with this significant PC customer. UPEK believes this presumed second loss is material to AuthenTec’s business, but has never been publicly reported by AuthenTec.

UPEK believes that the impact of these two design cycle losses on AuthenTec’s PC business will begin with the industry transition from the previous generation Intel platform codenamed “Montevina” to the new Intel platform codenamed “Calpella”. This transition from Montevina to Calpella is underway at present, and is expected to be substantially complete by the end of the second quarter of 2010. Consequently, UPEK believes that while the substantial design losses with their two most significant PC customers did not adversely impact AuthenTec’s 2009 revenue, it is very likely to have an adverse and significant impact on AuthenTec’s revenue for 2010 and subsequent periods.

Given the potentially substantial impact to AuthenTec’s 2010 and later revenue that losses at two significant PC customers would represent, UPEK requests that AuthenTec’s management publicly answer in detail the following questions for the benefit of the AuthenTec stockholders:

•	How many PC customers constituting over 10% of AuthenTec’s 2009 revenue have not awarded designs to AuthenTec for the majority of their Calpella platform products?

•

If AuthenTec has been notified by more than one such significant PC customer that it does not plan to use AuthenTec’s fingerprint sensors in its Calpella design cycle, as has already been announced for one significant PC customer, when were any such additional notifications received?

•

Approximately how much of AuthenTec’s 2009 revenue is represented by business from PC customers that AuthenTec will have lost, or will have substantially lost, upon completion of the industry transition to Calpella?

•	Are there any other significant business losses or operational issues that stockholders should be aware of?

•	When does AuthenTec project that its business will return to quarterly profitability?

Having clear and appropriate detail about AuthenTec’s business is critical for stockholders to assess their investment and make choices about options at any upcoming stockholder meeting.

About UPEK, Inc.

UPEK, Inc. (“UPEK”) is a privately held company. UPEK is a leader in enterprise and consumer biometric fingerprint solutions. UPEK authentication hardware and software are integrated into laptops from the world’s top five largest PC makers, as well as USB flash drives, external hard disk drives, and mobile phones from leading manufacturers. UPEK’s ecosystem of over 100 hardware and software partners enables strong authentication solutions for market verticals including healthcare, banking, education, and government. UPEK offers the only silicon-based fingerprint sensor that is FIPS 201 certified for authentication of millions of US government employees and contractors. UPEK also provides consumer packaged goods including the CES award-winning Eikon Digital Privacy Manager, the only fingerprint reader on the market that supports PCs and Macs. UPEK products make your digital world safe and personal. For more info, visit www.upek.com. Information on our website is not incorporated in this press release.

Media Contacts:

Dr. Ronald Black

UPEK, Inc.

Tel: +1-510-420-2673

Email: ron.black@upek.com

Forward-looking Statements

This press release contains statements that may relate to expected future results and business trends that are based upon UPEK’s current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, the UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix. These “forward-looking statements” are made only as of the date hereof, and UPEK undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, a proxy statement, solicitation statement, registration statement or other disclosure document (any of the foregoing, “disclosure documents”) will be filed with the SEC, and would be mailed to AuthenTec stockholders. This press release is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any business combination transaction with AuthenTec or any solicitation of the stockholders of AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT

WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.

Participants in the Solicitation

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of any business combination transaction or solicitation of the stockholders of AuthenTec. As of the date of this press release, UPEK is the stockholder of record and the beneficial owner of 1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE SEC WHEN THEY BECOME AVAILABLE.